October 3, 2017

United States

Securities and Exchange Commission

Mail stop 3561

Re: Greenkraft, Inc. Form 10-K for fiscal year ended December 31, 2016 Filed May 3, 2017 File No. 000-53047

Dear SEC,

We received your letter dates September 15, 2017.

We will be amending our filing to include the following items in our filing:

1.

We will state which framework we applied 1992 or 2013, pursuant to item 308(a)(2) of regulation S-K.

2.

We will include the certification of our chief financial officer, pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

If you have any questions please don’t hesitate to contact us or email us. You may contact our CFO at 714-545-7777 ext 222, and email her at sosi@greenkraftinc.com.

Sincerely,

George Gemayel

Greenkraft, Inc.